December 16, 2016

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0406
Mail-Stop 4631

Attention: Nudrat Salik
Re:    Circor International, Inc. (the “Company”)
File No. 1-14962

As we discussed yesterday on the telephone regarding the comment letter dated December 14, 2016 to the Company from the staff of the Securities Exchange Commission (the “Comment Letter”), the Company hereby requests an extension of the time period in which it must submit its response to the Comment Letter. The Company anticipates that it will file its response to the Comment Letter by January 13, 2016.
Please call me if you have any questions.
Very truly yours,

/s/ Rajeev Bhalla
Rajeev Bhalla
Executive Vice President, Chief Financial Officer